Exhibit (a)(1)(D)

COVER LETTER

Dear customer

TENDER OFFER BY ACORDA THERAPEUTICS, INC. FOR ALL SHARES, AMERICAN DEPOSITARY SHARES AND OTHER EQUITY INTERESTS IN BIOTIE THERAPIES CORP.

Acorda Therapeutics, Inc. (the “Offeror”) is making a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares (“Shares”), American Depositary Shares (“ADSs”), stock options (“Option Rights”), share units (“Share Rights”) and warrants (“Warrants”) in Biotie Therapies Corporation (“Biotie” or the “Company”) that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”).

The price offered for each Share validly tendered in the Tender Offer will be EUR 0.2946 in cash.

The price offered for all 2011 Option Rights, the 2014 Option Rights in the 2014A tranche and all Warrants of the Company (the “Uncertificated Equity Instruments”), which are registered in the Finnish book-entry securities systems, is EUR 0.2846 in cash for each 2011 Option Right, EUR 0.2846 in cash for each 2014 option right and EUR 0.1664 in cash for each warrant.

The offer period will commence on March 11, 2016 at 9:30 a.m. (Finnish time) and expire on April 8, 2016 at 4:00 p.m. (Finnish time) unless the offer period is extended under the terms and conditions of the Tender Offer (the end of the offer period, as extended, the “Expiration Date”). The Offeror may extend or discontinue the extended offer period at any time in accordance with the terms and conditions of the Tender Offer. The Offeror also retains the right to initiate a subsequent offer period in accordance with the terms and conditions of the Tender Offer in connection with the announcement of the final result of the Tender Offer.

The completion of the Tender Offer is subject to the satisfaction of the conditions described in the tender offer document relating to the Tender Offer (the “Tender Offer Document”). The Offeror reserves the right to waive any conditions to completion of the Tender Offer.

Tender Offer acceptance procedure

If you wish to accept the Tender Offer, please complete and sign the enclosed acceptance form duly and return it to the account operator managing your book-entry account so that it is received on or prior to the Expiration Date, subject to and in accordance with the instructions of the relevant account operator.

The Tender Offer may be accepted unconditionally only and for each book-entry account and for all Shares, Option Rights and Warrants included in the book-entry account at the time of execution of the Tender Offer. The amount of tendered Shares, Options Rights and Warrants shall be notified in the acceptance form for each book-entry account separately. With respect to pledged Shares and Option Rights, the pledgee’s consent is required for the acceptance of the Tender Offer.

You will not incur any costs as a result of accepting the Tender Offer under its terms and conditions. The Offeror is liable for any asset transfer tax on the transaction that may be collected in Finland. The possible asset transfer tax related to the tendering of the Option Rights and Warrants is described in more detail in the Tender Offer Document. Possible fees charged by account operators, asset managers, nominees or any other person for registering the release of any pledges or other possible restrictions preventing a sale of the relevant Shares, Option Rights or Warrants will be borne by the holders of such equity interests incurring such fees.

In case you accept the Tender Offer, a restriction on the right of disposal will be imposed on the Shares, Option Rights and Warrants in your book-entry account. Following the end of the offer period or the extended offer period, this restriction will be removed and, if the Offeror has accepted the tendered securities for payment, the sale and purchase of the Shares, Option Rights and Warrants offered for sale is expected to be executed on the fourth (4th) Finnish banking day following the end of the offer period, which will occur on or about April 14, 2016 unless the offer period is extended. The price offered for the Shares and Option Rights is expected to be paid into your bank account on the second (2nd) Finnish banking day following the execution date, which will occur on or about April 18, 2016 unless the offer period is extended, subject to the timetable for money transactions between financial institutions.

In the event of a subsequent offer period, the Offeror will announce the terms and conditions for the settlement and payment for the validly tendered Shares, Option Rights and Warrants in connection with the announcement of such subsequent offer period. The payment for and acceptance of Shares, Option Rights and Warrants validly tendered during the subsequent offer period will, however, take place on a periodic basis in intervals of approximately one (1) week and payment will be effected by the Offeror no later than five (5) banking days after the end of the relevant one week interval.

If you buy additional Shares, Option Rights or Warrants after you have accepted the Tender Offer and after the registration of the restriction on the right of disposal, you must separately accept the Tender Offer for such additional Shares, Option Rights and Warrants by sending a new completed acceptance form related to such additional Shares. In case you have accepted the Tender Offer for the Shares and/or Options Rights and/or Warrants in your book-entry account, but you do not accept the Tender Offer separately for the Shares, Option Rights or Warrants subsequently purchased, your acceptance will only relate to the Shares, Option Rights and Warrants that you had in your book-entry account when you accepted the Tender Offer for your Shares, Options Rights and Warrants for the first time.

Withdrawal right

You may withdraw your acceptance at any time before the Expiration Date. The transfer restriction registered on the tendered Shares and Uncertificated Equity Instruments in the relevant book-entry account will be removed as soon as possible and within approximately three (3) Finnish banking days following the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer. Your account operator may charge a separate fee for such withdrawal. In the event of a subsequent offer period, the acceptance of the Tender Offer will be binding and cannot be withdrawn, unless otherwise provided under mandatory Finnish and/or United States law.

Tender Offer Document and additional information on the Tender Offer

This Tender Offer Document will be available in Finnish from March 11, 2016 onwards at the branch offices of the cooperative banks belonging to the OP Financial Group or Helsinki OP Bank Plc, at Nasdaq Helsinki, Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the offices of the Offeror at Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, NY, 10502 and on the internet at www.op.fi/merkinta, http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/sijoittajat and in English from March 11, 2016 onwards on the internet at http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/investors.

Yours sincerely

[Name of the Bank]

<BANK NAME>	ACCEPTANCE FORM (UNCERTIFICATED EQUITY INSTRUMENTS)

Name and postal address	Address for return

«CO» «NIMI» «OSOITE» «POSTINUMERO» «POSTITOIMIPAIKKA»	BANK NAME DEPARTMENT ADDRESS POST CODE

To reach the bank no later than [●]

Owner	Bank account number
Personal identity number or business identity code	Number of book-entry account

PUBLIC TENDER OFFER BY ACORDA THERAPEUTICS, INC FOR ALL SHARES, AMERICAN DEPOSITARY SHARES AND OTHER EQUITY INTERESTS IN BIOTIE THERAPIES CORP.

Acorda Therapeutics, Inc. (the “Offeror”) is making a public tender offer in Finland and in the United States to purchase all of the issued and outstanding shares (“Shares”), American Depositary Shares (“ADSs”), stock options (“Option Rights”), share units (“Share Rights”) and warrants (“Warrants”) in Biotie Therapies Corporation (“Biotie” or the “Company”) that are not owned by Biotie or any of its subsidiaries (the “Tender Offer”). Capitalized terms used but not defined herein have the meanings given to them in the Tender Offer document.

The price offered for Uncertificated Equity Instruments (as defined in the Tender Offer document) of the Company, which are registered in the Finnish book-entry securities systems, is EUR 0.2846 in cash for each 2011 Option Right and EUR 0.2846 in cash for each 2014 Option Right and EUR 0.1664 in cash for each Warrant.

The offer period will begin on March 11 at 9.30 a.m. (Finnish time) and end on April 8 at 4.00 p.m. (Finnish time), unless the offer period is extended in accordance with the terms and conditions of the Tender Offer. The Tender Offer is conditional.

A holder of Uncertificated Equity Instruments may only accept the Tender Offer unconditionally, and for all of the Uncertificated Equity Instruments of the Company in the book-entry account specified above. The Offeror intends to execute the sale and purchase of the Uncertificated Equity Instruments that are properly tendered in the Tender Offer by no later than the fourth (4th) business day after the offer period ends. The offer price for the Uncertificated Equity Instruments will be paid into the bank account specified above on or about the second (2nd) banking day following execution of the sale and purchase.

Acceptance of the Tender Offer in respect of Shares, ADSs and Certificated Equity Instruments (as defined in the Tender Offer Document) in Biotie cannot be made by means of this acceptance form. If you wish to tender your Shares, ADSs or Certificated Equity Instruments, you must follow the procedures set forth in Section 4.4—“Acceptance Procedure of the Tender Offer” of the Tender Offer document.

This Tender Offer Document will be available in Finnish from March 11, 2016 onwards at the branch offices of the cooperative banks belonging to the OP Financial Group or Helsinki OP Bank Plc, at Nasdaq Helsinki, Fabianinkatu 14, FI-00100 Helsinki, Finland, and at the offices of the Offeror at Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, NY, 10502 and on the internet at www.op.fi/merkinta, http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/sijoittajat and in English from March 11, 2016 onwards on the internet at http://ir.acorda.com/investors/Biotie-Therapies-Tender-Offer/default.aspx and www.biotie.com/investors.

The following section is applicable only to U.S. Persons (as defined in the Tender Offer document):

APPLICABLE ONLY TO U.S. PERSONS

If you are a U.S. Person (as defined in the Tender Offer document), please read Section 4.13 of the Tender Offer document carefully and return a completed IRS Form W-9, which can obtained at the IRS’s website at https://www.irs.gov/ to Ernst & Young LLP electronically via email to melanie.mueller4@ey.com. IF YOU ARE A U.S. PERSON, FAILURE TO COMPLETE AND RETURN THE IRS FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF A PORTION OF ANY PAYMENTS OTHERWISE PAYABLE TO YOU PURSUANT TO THE TENDER OFFER. Please see the instructions in Section 4.13 of the Tender Offer document and to the IRS Form W-9 for further information.

THE FOLLOWING (SERIES) UNCERTIFICATED EQUITY INSTRUMENTS OF THE COMPANY WERE HELD IN BOOK-ENTRY ACCOUNT FOR THE OWNER AS OF [●], FOR WHICH THE OWNER ACCEPTS THE TENDER OFFER:

2 (2)

AUTHORISATION

I have examined the terms and conditions of the Tender Offer and the Tender Offer Document, and I hereby approve said terms and conditions. I warrant that I have sufficient investment experience in order to understand the risks involved in the Tender Offer. I also warrant that I am not resident or located in Australia, Canada, Hong Kong, Japan or South Africa or any other state or territory with statutory limitations on the right to make the Tender Offer, nor has this acceptance form been sent from such a state or territory. I further warrant that my domicile or registered address is not in such a state or territory. The bank is not obliged to assess the suitability of the services or the securities for the client if the execution or brokerage takes place at the client’s request, and the services are connected to simplified products set out in the Finnish Securities Market Act, including listed shares and related option rights.

I hereby authorise <Bank name> or its appointee to register a restriction on transfer of option rights of the Company in my book-entry account referred to above and to make all other necessary entries in the book-entry account on my behalf to complete and clear the sale, to sell all of the Uncertificated Equity Instruments of the Company in the said book-entry account, and to credit the offer price to the bank account shown above in accordance with the terms and conditions of the Tender Offer.

Place and date	Signature(s) 1)
Telephone number during banking hours
Appendices (e.g. extract from trade register, authorisation) 2)	Clarification of names of signatories

1) Signature(s) of parent(s), guardian(s) or trustee(s) of any holder of option rights under 18 years of age to be included

2) An extract from the trade register issued no earlier than three months before signing must be enclosed to the authorisation when the Tender Offer is accepted by a corporation.

The consent of all co-owners is required in cases of joint ownership.

Uncertificated Equity Instruments that have been pledged may be tendered only with the written consent of the pledgee.

When accepting the Tender Offer please return this acceptance form, completed and signed, to <bank name> referred to above so that it reaches the said bank no later than by [●].